Filed Pursuant to Rule 424(b)(3)

SEC File #333-237643

Prospectus Supplement

Dated November 13, 2020 (to Prospectus dated April 21, 2020)

1st FRANKLIN FINANCIAL CORPORATION

This Prospectus Supplement is part of, and should be read in conjunction with, the Prospectus dated April 21, 2020.

This Prospectus Supplement includes the quarterly report to investors filed as Exhibit 13 to the Quarterly Report on Form 10-Q for the three- and nine-month periods ended September 30, 2020 of 1st Franklin Financial Corporation, filed with the Securities and Exchange Commission on November 13, 2020.

Exhibit 13

1st

FRANKLIN

FINANCIAL

CORPORATION

QUARTERLY

REPORT TO INVESTORS

AS OF AND FOR THE

THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following narrative is Management’s discussion and analysis of the foremost factors that influenced 1st Franklin Financial Corporation’s and its consolidated subsidiaries’ (the “Company”, “our” or “we”) financial condition and operating results as of and for the three- and nine-month periods ended September 30, 2020 and 2019. This discussion and analysis and the accompanying unaudited condensed consolidated financial information should be read in conjunction with the Company's audited consolidated financial statements and related notes included in the Company’s 2019 Annual Report. Results achieved in any interim period are not necessarily indicative of the results to be expected for any other interim or full year period.

Forward-Looking Statements:

Certain information in this discussion, and other statements contained in this Quarterly Report which are not historical facts, may be forward-looking statements within the meaning of the federal securities laws. Such forward-looking statements involve known and unknown risks and uncertainties. The Company's actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. Possible factors which could cause actual future results to differ from expectations include, but are not limited to, adverse general economic conditions, including changes in employment rates or in the interest rate environment, unexpected reductions in the size of or collectability of our loan portfolio, unexpected increases in our allowance for credit losses, reduced sales or increased redemptions of our securities, unavailability of borrowings under our credit facility, federal and state regulatory changes affecting consumer finance companies, unfavorable outcomes in legal proceedings and adverse or unforeseen developments in any of the matters described under “Risk Factors” in our 2019 Annual Report, as well as other factors referenced elsewhere in our filings with the Securities and Exchange Commission from time to time. The Company undertakes no obligation to update any forward-looking statements, except as required by law.

The Company:

We are engaged in the consumer finance business, primarily in making consumer installment loans to individuals. Other lending-related activities include the purchase of sales finance contracts from various dealers and the making of first and second mortgage real estate loans on real estate. As of September 30, 2020, the Company’s business was operated through a network of 320 branch offices located in Alabama, Georgia, Louisiana, Mississippi, South Carolina and Tennessee.

We also offer optional credit insurance coverage to our customers when making a loan. Such coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance. Customers may request credit life insurance coverage to help assure that any outstanding loan balance is repaid if the customer dies before the loan is repaid or they may request accident and health insurance coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time. In certain states where offered, customers may choose involuntary unemployment insurance for payment protection in the form of loan payment assistance due to unexpected job loss. Customers may also choose property insurance coverage to protect the value of loan collateral against damage, theft or destruction. We write these various insurance policies as an agent for a non-affiliated insurance company. Under various agreements, our wholly-owned insurance subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company, reinsure the insurance coverage on our customers written on behalf of this non-affiliated insurance company.

The Company's operations are subject to various state and federal laws and regulations. We believe our operations are in compliance with applicable state and federal laws and regulations.

Financial Condition:

Total assets increased $22.1 million to $961.3 million at September 30, 2020 compared to $939.2 million at December 31, 2019. The increase in the Company’s total assets was mainly due to increases in cash and cash equivalents, growth in the Company’s loan and investment portfolios and an increase in other assets. A decline in restricted cash offset a small portion of the increase in total assets.

Cash and cash equivalents (excluding restricted cash) increased $4.6 million (9%) at September 30, 2020 compared to prior year end. Cash equivalents includes short-term investments. The increase was mainly due to Management’s decision to invest a portion of the funds generated from operations of the Company’s insurance subsidiaries into short-term investments for liquidity management purposes. Lower restricted cash requirements enabled the Company to move funds from the restricted cash portfolio to cash and cash equivalents, which also contributed to the increase in our cash and cash equivalents.

Restricted cash consists of funds maintained in restricted accounts at the Company's insurance subsidiaries in order to comply with certain requirements imposed on insurance companies by the State of Georgia and to meet the reserve requirements of its reinsurance agreements. Restricted cash also includes escrow deposits held by the Company on behalf of certain mortgage real estate customers. At September 30, 2020, restricted cash decreased $.8 million (12%) compared to December 31, 2019. See Note 3, "Investment Securities" in the accompanying "Notes to Unaudited Condensed Consolidated Financial Statements" for further discussion of amounts held in trust.

Our net loan portfolio increased $5.4 million (1%) to $620.6 million at September 30, 2020 compared to $615.2 million at December 31, 2019. The Company typically experiences a seasonal decline in the net loan portfolio during the first quarter of each year as loan liquidations exceed loan originations. The decline continued during the second quarter mainly due to the impact of the ongoing COVID-19 pandemic. However, during the third quarter just ended, loan originations increased offsetting the declines during the first two quarters, resulting in an overall increase as of September 30, 2020. Included in our net loan portfolio is our allowance for credit losses which reflects estimated expected credit losses in the loan portfolio as of the date of the statement of financial position. Management increased the allowance by $8.5 million as of September 30, 2020, which offset a portion of the increase in our net loan portfolio. A portion of the increase in the allowance was due to the Company’s adoption of the new Financial Accounting Standard Board’s (“FASB’) standard ASU 2016-13, Financial Instruments – Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). Qualitative adjustments for expected credit losses from the COVID-19 pandemic and the implementation of a quantitative decision matrix for the Company’s Sales Finance Contract product contributed to the allowance increase. See Note 2, “Allowance for Credit Losses,” in the accompanying “Notes to Unaudited Condensed Consolidated Financial Statements” for further discussion of the Company’s allowance for credit losses. Management believes the allowance for credit losses is adequate to cover expected losses inherent in the portfolio as of September 30, 2020; however, unexpected changes in trends or deterioration in economic conditions could result in additional changes in the allowance. Any increase in our allowance for credit losses could have a material adverse impact on our results of operations or financial condition in the future.

Our investment securities portfolio increased $12.2 million (6%) at September 30, 2020 compared to the prior year-end. The Company's investment portfolio consists mainly of U.S. Treasury bonds, government agency bonds and various municipal bonds. A major portion of these investment securities have been designated as “available for sale” (99% as of September 30, 2020 and December 31, 2019) with any unrealized gain or loss, net of deferred income taxes, accounted for as other comprehensive income in the Company’s Condensed Consolidated Statements of Comprehensive Income. The increase in the portfolio was due to a portion of surplus funds generated by operations of the Company’s insurance subsidiaries being invested in bonds. Increases in unrealized gains on investments during the nine months just ended also contributed to the increase in the portfolio. A small portion of the Company’s investment portfolio represents securities carried at amortized cost and designated as “held to maturity,” as Management does not intend to sell, and does not believe that it is more likely than not that it would be required to sell, such securities before recovery of the amortized cost basis. Management believes the Company has adequate funding available to meet liquidity needs for the foreseeable future.

Other Assets increased $.6 million (1%) as of September 30, 2020 compared to December 31, 2019 mainly due increases in prepaid expenses, miscellaneous receivables, right-of-use assets related to leases and refundable income taxes. Offsetting a portion of the increase in Other Assets were reductions in: (i) collateral held on real estate loans, (ii) deferred acquisition costs, (iii) fixed assets and (iv) amounts due from the nonaffiliated insurance company that underwrites credit insurance sold by the Company.

Our senior debt is comprised of a line of credit from a bank and the Company’s senior demand notes and commercial paper debt securities. Our subordinated debt is comprised of the variable rate subordinated debentures sold by the Company. The aggregate amount of senior and subordinated debt outstanding as of September 30, 2020 was $624.5 million, compared to $620.1 million at December 31, 2019, representing an increase of $4.4 million (1%). Higher sales of the Company’s senior demand notes, commercial paper and subordinated debt securities were the main factor resulting in the increase in overall senior and subordinated debt. Offsetting a portion of the increase in overall debt was a $13.1 million reduction in the balance of the Company’s line of credit as of September 30, 2020 compared to the prior year-end.

Accrued expenses and other liabilities increased $6.2 million to $63.8 million as of September 30, 2020 compared to $57.6 million at December 31, 2019. The increase is mainly attributed to increases in accruals for salary expenses, incentive bonus expenses, and accrued lease expenses.

Results of Operations:

During the three- and nine-month periods ended September 30, 2020, total revenues were $67.5 million and $203.3 million, respectively, compared to $67.2 million and $194.1 million during the same periods a year ago. Growth in our interest and finance charge revenue during the comparable reporting periods was the primary reason for higher revenues. Higher insurance revenues due to an increase in customers opting for credit insurance products at loan origination also contributed to the overall increase in total revenues during the comparable nine-month periods.

Net income increased $1.2 million (34%) during the three-month period ended September 30, 2020 compared to the same period a year ago. The aforementioned increase in interest and finance charges and a decrease in the provision for loan losses were the primary factors contributing to the increase. Net income decreased $.5 million (4%) during the nine-month period ended September 30, 2020 compared to the same period a year ago. Although revenues were higher during the nine-month period just ended compared to a year ago, an increase in our loan loss provision, an increase in insurance claims and expenses and an increase in other operating expenses offset the increase in revenues resulting in a decline in net income during the current nine-month reporting period.

Net Interest Income

Net interest income represents the difference between income on earning assets (loans and investments) and the cost of funds on interest bearing liabilities. Our net interest income is affected by the size and mix of our loan and investment portfolios as well as the spread between interest and finance charges earned on the respective assets and interest incurred on our debt. Net interest income increased $1.1 million (2%) and $7.8 million (6%) during the three- and nine-month periods ended September 30, 2020, respectively compared to the same periods in 2019. An increase in our average net principal loan balances of $59.7 million (9%) during the nine months just ended compared to the same period a year ago resulted in higher interest and finance charges earned during the current year.

Average daily borrowings increased $61.9 million (11%) during the nine-month period ended September 30, 2020 compared to the same period in 2019. In addition to higher average borrowings, the Company experienced increases in borrowing costs during the current year. The Company's average borrowing rates were 3.40% and 3.41% during the nine-month periods ended September 30, 2020 and 2019, respectively. Although average borrowings were higher during the three-month period just ended compared to the same period a year ago, interest expense was approximately at the same level due to lower borrowing rates. During the nine-month comparable periods, interest expense increased $1.5 million (11%) mainly due to the higher average daily borrowings.

Management projects that, based on historical results and current estimates, average net receivables will grow during the remainder of 2020, and net interest income is expected to increase accordingly. However, a decrease in net receivables or an increase in interest rates on outstanding borrowings could negatively impact our net interest income.

Insurance Income

Insurance revenues declined $.7 million (6%) during the three-month period just ended compared to the same period a year ago due to lower premiums written. During the nine-month comparable periods, insurance revenues were $.6 million (2%) higher during the period just ended mainly due to higher premiums written. Insurance claims and expenses increased $.4 million (12%) and $1.5 million (15%) during the three- and nine-months just ended compared to the same comparable periods a year ago.

Other Revenue

Other revenue decreased $.2 million (11%) and $.7 million (17%) during the three- and nine-months ended September 30, 2020 compared to the same periods a year ago mainly due to a decrease in sales of auto club memberships offered to loan customers. Lower service charges collected on loans also contributed to the decline in other revenue during the comparable periods.

Provision for Credit Losses

As previously mentioned, the Company adopted the FASB standard ASU 2016-13 effective January 1, 2020. The amount of the provision for credit losses recognized during the three- and nine-month periods ended September 30, 2020 were calculated in accordance with the Company’s loss methodology. See Note 2, “Allowance for Credit Losses,” in the accompanying “Notes to Unaudited Condensed Consolidated Financial Statements” for further discussion of the Company’s provision for credit losses. The Company’s provision for credit losses is a charge against earnings to maintain the allowance for credit losses at a level that Management estimates is adequate to cover expected losses as of the date of the statement of financial position.

Our provision for credit losses decreased $4.5 million (29%) during the three-month period just ended compared the same period a year ago mainly due to lower net charge offs. Net charge offs were $8.1 million and $12.8 million during the three-month periods ended September 30, 2020 and 2019, respectively. The provision for credit losses increased $1.7 million (4%) during the nine-month period just ended compared to the same period a year ago. Net charge offs were $35.2 million and $34.3 million during the nine-month periods ended September 30, 2020 and 2019, respectively. Slightly higher net charge offs during the first two quarters of the year, as well as the impact from the COVID-19 pandemic and the implementation of a quantitative decision matrix for the Company’s Sales Finance Contract product were qualifying factors contributing to the increase in the provision for credit losses during this period. See Note 2, “Allowance for Credit Losses” in the accompanying “Notes to Unaudited Condensed Consolidated Financial Statements” for further discussion of the Company’s allowance for credit losses.

Based on higher net charge offs, COVID-19 loan modifications and an underwriting change for sales finance contracts, Management increased the allowance for credit losses by $8.5 million to $61.5 million at September 30, 2020 compared to $53.0 million at December 31, 2019. Determining a proper allowance for credit losses is a critical accounting estimate which involves Management’s judgment with respect to certain relevant factors, such as historical and expected loss trends, unemployment rates in various locales, delinquency levels, bankruptcy trends and overall general and industry specific economic conditions. In response to the COVID-19 pandemic, the Company developed a payment modification program for past due accounts. The performance of these accounts may not match historical loss rates; therefore, the Company made a $1.0 million qualitative adjustment to the allowance for credit losses.

The Company implemented a quantitative decision matrix for Sales Finance Contract applications in February 2020. Initial quantitative decisions were inconsistent with historical subjective decisions to extend credit. The quantitative decision matrix has been updated to align with historical decisions. A $0.5 million qualitative adjustment was made to increase the allowance for credit losses based on early performance indicators.

We believe that the allowance for credit losses and provision for credit losses, as calculated in accordance with the Company’s CECL methodology, are appropriate to cover expected credit losses on loans at September 30, 2020; however, because the allowance for credit losses is based on estimates, there can be no assurance that the ultimate charge off amount will not exceed such estimates or that our loss assumptions will not increase. Management may determine it is appropriate to increase the allowance for credit losses in future periods, or actual losses could exceed allowances in any period, either of which events could have a material negative impact on our results of operations in the future.

Other Operating Expenses

Other operating expenses increased $3.3 million (8%) and $5.2 million (4%) during the three- and nine-month periods ended September 30, 2020 compared to the same periods a year ago. Other operating expenses encompass personnel expense, occupancy expense and miscellaneous other expenses.

Personnel expense increased $1.7 million (7%) and $3.0 million (4%) during the three-and nine-month periods ended September 30, 2020 compared to the same periods in 2019. The increase was mainly due to increases in our employee base, annual merit salary increases, increases in claims associated with the Company’s self-insured medical plan and increased payroll taxes.

Occupancy expenses were $.1 million (3%) and $.3 million (2%) lower during the three- and nine-month periods just ended compared to the same periods a year ago. Lower maintenance expenses, office material expenses, telephone expenses and utility expenses were the primary factors contributing to the decrease. An increase in rent expense offset a portion of the declines in both periods.

Miscellaneous other operating expenses increased $1.7 million (16%) and $2.5 million (8%) during the three- and nine-month periods just ended compared to the same periods a year ago. The increases were mainly due to increases in advertising expenses, computer expenses, consultant expenses, credit bureau dues, legal and audit expenses, postage expenses and security sales expenses. Lower travel expenses due to travel restrictions imposed due to the COVID-19 pandemic offset a portion of the increase in miscellaneous other operating expenses during both comparable periods.

Income Taxes

The Company has elected to be, and is, treated as an S corporation for income tax reporting purposes. Taxable income or loss of an S corporation is passed through to, and included in the individual tax returns of, the shareholders of the Company, rather than being taxed at the corporate level. Notwithstanding this election, however, income taxes continue to be reported for, and paid by, the Company's insurance subsidiaries as they are not allowed to be treated as S corporations, and for the Company’s state taxes in Louisiana, which does not recognize S corporation status. Deferred income tax assets and liabilities are recognized and provisions for current and deferred income taxes continue to be recorded by the Company’s subsidiaries. The Company uses the liability method of accounting for deferred income taxes and provides deferred income taxes for all significant income tax temporary differences.

Effective income tax rates were 15% and 18% during the three- and nine-month periods ended September 30, 2020, respectively, compared to 22% and 19% during the same comparable periods a year ago. During the three-month period just ended, the S corporation incurred higher income, which increased the overall pre-tax income of the Company resulting in a lower effective tax rate for the quarter just ended compared to the same period in 2019. However, during the nine-month period just ended, the S corporation incurred a higher loss, which lowered the overall pre-tax income of the Company resulting in a higher effective tax rate for the nine-month period just ended compared to the same period a year ago.

Quantitative and Qualitative Disclosures About Market Risk:

The possibility of market fluctuations in market interest rates during the remainder of the year could have an impact on our net interest margin. Please refer to the market risk analysis discussion contained in our Annual Report as of and for the year ended December 31, 2019 for a more detailed analysis of our market risk exposure.

Liquidity and Capital Resources:

As of September 30, 2020 and December 31, 2019, the Company had $56.5 million and $51.9 million, respectively, invested in cash and cash equivalents (excluding restricted cash), the majority of which was held by the insurance subsidiaries.

The Company’s investments in marketable securities can be readily converted into cash, if necessary. State insurance regulations limit the use an insurance company can make of its assets. Dividend payments to a parent company by its wholly-owned life insurance subsidiary are subject to annual limitations and are restricted to the lesser of 10% of policyholders’ surplus or the net statutory gain from operations before recognizing realized investment gains of the individual insurance subsidiary during the prior year. Dividend payments to a parent company by its wholly-owned property and casualty insurance subsidiary are subject to annual limitations and are restricted to the lesser of 10% of policyholders’ surplus or the net statutory income before recognizing realized investment gains of the individual insurance subsidiary during the prior two years. At December 31, 2019, Frandisco Property and Casualty Insurance Company (“Frandisco P&C”) and Frandisco Life Insurance Company (“Frandisco Life”), the Company’s wholly-owned insurance subsidiaries, had policyholders’ surpluses of $110.8 million and $86.6 million, respectively. The maximum aggregate amount of dividends these subsidiaries can pay to the Company in 2020, without prior approval of the Georgia Insurance Commissioner, is approximately $37.4 million. On December 2, 2019, Management submitted a request for approval of two separate transactions involving dividends and/or lines of credit with overall maximum amounts of $50.0 million from Frandisco Life and $60.0 million from Frandisco P&C. The Company would have the option to pay dividends and/or implement lines of credit during 2020. The request was approved by the Georgia Insurance Commissioner on January 8, 2020.

Most of the Company’s liquidity requirements are financed through the collection of receivables and through the sale of short-term and long-term debt securities. The Company’s continued liquidity is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public. Overall, debt securities outstanding increased $17.5 million between December 31, 2019 and September 30, 2020. In addition to its receivables and securities sales, the Company has an external source of funds available under a credit facility with Wells Fargo Preferred Capital, Inc. (as amended, the “credit agreement”). The credit agreement provides for borrowings of up to $230.0 million or 70% of the Company's net finance receivables (as defined in the credit agreement), whichever is less, and has a maturity date of February 28, 2022. Available borrowings under the credit agreement were $131.8 million and $88.7 million at September 30, 2020 and December 31, 2019 at an interest rate of 3.50% and 4.45%, respectively. The credit agreement contains covenants customary for financing transactions of this type. At September 30, 2020, the Company believes it was in compliance with all covenants.

As previously mentioned, the Company received approval for the insurance subsidiaries to pay extraordinary dividends and/or implement lines of credit to the Company during 2020. During 2019, Frandisco Life established an unsecured revolving line of credit available to the Company for a maximum amount up to $45.0 million. Frandisco P&C also established an unsecured revolving line of credit available to the Company for a maximum amount up to $47.0 million. Effective January 8, 2020, these lines of credit were amended in accordance with the previously mentioned approval received by the Georgia Insurance Commissioner for 2020. No amounts are currently outstanding on these lines.

During the first quarter of 2020 there was global outbreak of a new strain of coronavirus, COVID-19. The global and domestic response to the ongoing COVID-19 outbreak continues to evolve. Thus far, certain responses to the COVID-19 outbreak have included mandates from federal, state and/or local authorities that have required temporary closure of or imposed limitations on the operations of certain non-essential businesses and industries. The outbreak could have a continued adverse impact on economic and market conditions and has triggered a period of global economic slowdown, the duration of which is unknown. The ongoing development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of the novel coronavirus. Management created a COVID-19 Task Force for the Company which continues to diligently work to identify and manage impact from the pandemic. During the first quarter and part of the second quarter, the Task Force initially closed branch offices to the public. Loans were originated by appointment only with no more than one customer in the branch office at any time. Customers were and are encouraged to pay electronically. For those unable to pay electronically a no contact process was implemented for the branch offices. We have since re-opened our branch lobbies to the public, but request customers and employees to wear a mask. We have not experienced any significant impact on our delinquencies through September 30, 2020 that can be specifically attributed to COVID-19. However, we have modified the payment terms of certain loans and have increased our allowance for credit losses as the performance of these accounts may not match historical loss rates. Many corporate team members are working remotely where practical. COVID-19 presents material uncertainty and risk with respect to the Company’s performance and operations, including the potential impact on delinquencies and the allowance for credit losses if our customers experience prolonged periods of unemployment, which could result in a material impact to the Company’s future results of operations, cash flows and financial condition.

Critical Accounting Policies:

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the financial services industry. The Company’s critical accounting and reporting policies include the allowance for credit losses, revenue recognition and insurance claims reserves.

Allowance for Credit Losses

The Company adopted ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) using the modified retrospective method for all financial assets measured at amortized cost. Provisions for loan losses are charged to operations in amounts sufficient to maintain the allowance for credit losses at a level considered adequate to cover expected credit losses in our loan portfolio.

The allowance for credit losses is established based on the determination of the amount of expected losses inherent in the loan portfolio as of the reporting date. Under the new methodology, loans outstanding with similar risk characteristics are collectively evaluated in pools utilizing an open pool loss rate method, whereby a historical loss rate is calculated and applied to the balance of loans outstanding in the portfolio at each reporting period. This historical loss rate is then adjusted by macroeconomic forecast and other qualitative factors, as appropriate, to fully reflect the expected losses in the loan portfolio. The Company’s allowance for credit losses recorded in the balance sheet reflects management’s best estimate within the range of expected credit losses. Assumptions regarding expected losses are reviewed periodically and may be impacted by the Company’s actual loss experience and changes in any of the factors discussed above.

Revenue Recognition

Accounting principles generally accepted in the United States require that an interest yield method be used to calculate the income recognized on accounts which have precomputed charges. An interest yield method is used by the Company on each individual account with precomputed charges to calculate income for those active accounts; however, state regulations often allow interest refunds to be made according to the Rule of 78’s method for payoffs and renewals. Since the majority of the Company's accounts with precomputed charges are paid off or renewed prior to maturity, the result is that most of those accounts effectively yield on a Rule of 78's basis.

Precomputed finance charges are included in the gross amount of certain direct cash loans, sales finance contracts and certain real estate loans. These precomputed charges are deferred and recognized as income on an accrual basis using the effective interest method. Some other cash loans and real estate loans, which do not have precomputed charges, have income recognized on a simple interest accrual basis. Income is not accrued on any loan that is more than 60 days past due.

Loan fees and origination costs are deferred and recognized as adjustments to the loan yield over the contractual life of the related loan.

The property and casualty credit insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s property and casualty insurance subsidiary. The premiums on these policies are deferred and earned over the period of insurance coverage using the pro-rata method or the effective yield method, depending on whether the amount of insurance coverage generally remains level or declines.

The credit life and accident and health insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s life insurance subsidiary. The premiums are deferred and earned using the pro-rata method for level-term life insurance policies and the effective yield method for decreasing-term life policies. Premiums on accident and health insurance policies are earned based on an average of the pro-rata method and the effective yield method.

Insurance Claims Reserves

Included in unearned insurance premiums and commissions on the Unaudited Condensed Consolidated Statements of Financial Position are reserves for incurred but unpaid credit insurance claims for policies written by the Company, as agent for a non-affiliated insurance underwriter, and reinsured by the Company’s wholly-owned insurance subsidiaries. These reserves are established based on generally accepted actuarial methods. In the event that the Company’s actual reported losses for any given period are materially in excess of the previously estimated amounts, such losses could have a material adverse effect on the Company’s results of operations.

Different assumptions in the application of any of these policies could result in material changes in the Company’s consolidated financial position or consolidated results of operations.

Recent Accounting Pronouncements:

See “Recent Accounting Pronouncements” in Note 1 to the accompanying “Notes to Unaudited Condensed Consolidated Financial Statements” for a discussion of any applicable recently adopted accounting standards and the expected impact of accounting standards recently issued but not yet required to be adopted. For pronouncements already adopted, any material impacts on the Company’s consolidated financial statements are discussed in the applicable section(s) of this Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

Risk Factors:

In addition to the other information set forth in this report, you should carefully consider the factors disclosed in Part 1, Item 1A, “Risk Factors,” in our Annual Report on Form 10-K for the year ended December 31, 2019 and in other reports we file with the Securities and Exchange Commission from time to time, all of which could materially affect our business, financial condition or future results. For example, these risks now include risks related to the COVID-19 pandemic and related economic developments.

1st FRANKLIN FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	September 30,	December 31,
	2020	2019
ASSETS

CASH AND CASH EQUIVALENTS	$56,499,440	$51,934,265

RESTRICTED CASH	5,750,359	6,524,315

LOANS:
Direct Cash Loans	714,985,099	737,254,501
Real Estate Loans	39,447,727	37,255,330
Sales Finance Contracts	104,543,632	70,019,005
	858,976,458	844,528,836

Less:Unearned Finance Charges	122,441,037	118,748,137
Unearned Insurance Premiums and Commissions	54,410,112	57,620,339
Allowance for Credit Losses	61,479,548	53,000,000
Net Loans	620,645,761	615,160,360

INVESTMENT SECURITIES
Available for Sale, at fair value	216,689,677	204,457,522
Held to Maturity, at amortized cost	379,397	380,561
	217,069,074	204,838,083

OTHER ASSETS	61,363,867	60,722,555

TOTAL ASSETS	$961,328,501	$939,179,578

LIABILITIES AND STOCKHOLDERS' EQUITY

SENIOR DEBT	$594,693,037	$591,091,095
ACCRUED EXPENSES AND OTHER LIABILITIES	63,834,629	57,587,343
SUBORDINATED DEBT	29,816,217	29,005,024
Total Liabilities	688,343,883	677,683,462

COMMITMENTS AND CONTINGENCIES (Note 6)

STOCKHOLDERS' EQUITY:
Preferred Stock: $100 par value, 6,000 shares authorized; no shares outstanding	--	--
Common Stock
Voting Shares; $100 par value; 2,000 shares authorized; 1,700 shares outstanding	170,000	170,000
Non-Voting Shares; no par value; 198,000 shares authorized; 168,300 shares outstanding	--	--
Accumulated Other Comprehensive Income	12,021,050	9,614,846
Retained Earnings	260,793,568	251,711,270
Total Stockholders' Equity	272,984,618	261,496,116

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$961,328,501	$939,179,578

See Notes to Unaudited Condensed Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019

INTEREST INCOME	$54,159,741	$53,048,658	$162,769,606	$153,477,699
INTEREST EXPENSE	5,177,617	5,147,181	15,729,069	14,224,492
NET INTEREST INCOME	48,982,124	47,901,477	147,040,537	139,253,207

Provision for Loan Losses	10,814,520	15,276,415	41,516,788	39,784,720

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	38,167,604	32,625,062	105,523,749	99,468,487

INSURANCE INCOME
Premiums and Commissions	11,938,124	12,634,439	37,101,468	36,459,276
Insurance Claims and Expenses	3,860,750	3,446,332	11,346,453	9,848,881
Total Net Insurance Income	8,077,374	9,188,107	25,755,015	26,610,395

OTHER REVENUE	1,370,467	1,534,995	3,474,611	4,202,097

OTHER OPERATING EXPENSES
Personnel Expense	25,797,192	24,071,344	73,673,815	70,683,676
Occupancy Expense	4,444,692	4,570,912	13,266,163	13,547,995
Other	11,975,315	10,288,739	34,012,355	31,542,886
Total	42,217,199	38,930,995	120,952,333	115,774,557

INCOME BEFORE INCOME TAXES	5,398,246	4,417,169	13,801,042	14,506,422

Provision for Income Taxes	812,734	983,086	2,460,583	2,707,089

NET INCOME	$4,585,512	$3,434,083	$11,340,459	$11,799,333

BASIC AND DILUTED EARNINGS PER SHARE
170,000 Shares Outstanding for All Periods (1,700 voting, 168,300 non-voting)	$26.97	$20.20	$66.71	$69.41

See Notes to Unaudited Condensed Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019

Net Income	$ 4,585,512	$ 3,434,083	$ 11,340,459	$ 11,799,333

Other Comprehensive Income
Net changes related to available-for-sale securities
Unrealized gains	112,030	2,286,627	3,095,569	13,465,571
Income tax provision	(22,190)	(479,362)	(679,476)	(2,808,551)
Net unrealized gains	89,840	1,807,265	2,416,093	10,657,020

Less reclassification of gain to net income (1)	24	239,796	9,889	244,086

Total Other Comprehensive Income	89,816	1,567,469	2,406,204	10,412,934

Total Comprehensive Income	$ 4,675,328	$ 5,001,552	$ 13,746,663	$ 22,212,267

(1)Reclassified $30 to other operating expenses and $6 to provision for income taxes on the Condensed Consolidated Statements of Income (Unaudited) during the three-month period ended September 30, 2020.

Reclassified $303,539 to other operating expenses and $63,743 to provision for income taxes on the Condensed Consolidated Statements of Income (Unaudited) during the three-month period ended September 30, 2019.

Reclassified $12,518 to other operating expenses and $2,629 to provision for income taxes on the Condensed Consolidated Statements of Income (Unaudited) during the nine-month period ended September 30, 2020.

Reclassified $308,970 to other operating expenses and $64,884 to provision for income taxes on the Condensed Consolidated Statements of Income and Retained Earnings (Unaudited) during the nine-month period ended September 30, 2019.

See Notes to Unaudited Condensed Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Unaudited)

				Accumulated
				Other
	Common Stock		Retained	Comprehensive
	Shares	Amount	Earnings	Income (Loss)	Total

Three Months Ended September 30, 2020:
Balance at June 30, 2020	170,000	$ 170,000	$ 256,208,056	$ 11,931,234	$ 268,309,290
Comprehensive Income:
Net Income	—	—	4,585,512	—
Other Comprehensive Income	—	—	—	89,816
Total Comprehensive Income	—	—	—	—	4,675,328
Cash Distributions Paid	—	—	—	—	—
Balance at September 30, 2020	170,000	$ 170,000	$ 260,793,568	$ 12,021,050	$ 272,984,618

Three Months Ended September 30, 2019:
Balance at June 30, 2019	170,000	$ 170,000	$ 248,605,305	$ 8,453,486	$ 257,228,791
Comprehensive Income:
Net Income	—	—	3,434,083	—
Other Comprehensive Income	—	—	—	1,567,469
Total Comprehensive Income	—	—	—	—	5,001,552
Cash Distributions Paid	—	—	(1,854,000)	—	(1,854,000)
Balance at September 30, 2019	170,000	$ 170,000	$ 250,185,388	$ 10,020,955	$ 260,376,343

Nine Months Ended September 30, 2020:
Balance at December 31, 2019	170,000	$ 170,000	$ 251,711,270	$ 9,614,846	$ 261,496,116
Comprehensive Income:
Net Income	—	—	11,340,459	—
Other Comprehensive Income	—	—	—	2,406,204
Total Comprehensive Income	—	—	—	—	13,746,663
Cumulative Change in Accounting Principal (Note 1)	—	—	(2,158,161)	—	(2,158,161)
Cash Distributions Paid	—	—	(100,000)	—	(100,000)
Balance at September 30, 2020	170,000	$ 170,000	$ 260,793,568	$ 12,021,050	$ 272,984,618

Nine Months Ended September 30, 2019:
Balance at December 31, 2018	170,000	$ 170,000	$ 241,082,137	$ (391,979)	$ 240,860,158
Comprehensive Income:
Net Income	—	—	11,799,333	—
Other Comprehensive Loss	—	—	—	10,412,934
Total Comprehensive Income	—	—	—	—	22,212,267
Cash Distributions Paid	—	—	(2,696,082)	—	(2,696,082)
Balance at September 30, 2019	170,000	$ 170,000	$ 250,185,388	$ 10,020,955	$ 260,376,343

See Notes to Consolidated Financial Statements

1ST FRANKLIN FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended
	September 30,
	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$11,340,459	$11,799,333
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	41,516,788	39,784,720
Depreciation and amortization	3,653,580	3,651,447
Provision for (prepaid) deferred income taxes	(72,883)	256,206
Other	(148,868)	(339,217)
Decrease (increase) in miscellaneous other assets	498,256	761,489
Decrease (increase) in other liabilities	2,982,490	(1,235,936)
Net Cash Provided	59,769,822	54,678,042

CASH FLOWS FROM INVESTING ACTIVITIES:
Loans originated or purchased	(374,176,645)	(396,539,863)
Loan liquidations	325,016,295	310,621,362
Purchases of marketable debt securities	(13,691,351)	(3,265,479)
Redemptions of marketable debt securities	4,655,000	19,458,211
Fixed asset additions	(2,148,222)	(3,984,503)
Fixed asset proceeds from sales	53,185	70,059
Net Cash Used	(60,291,738)	(73,640,213)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in senior demand notes	8,777,759	1,578,466
Advances on credit line	127,588,003	135,737,281
Payments on credit line	(140,713,003)	(98,717,281)
Commercial paper issued	53,655,309	58,717,169
Commercial paper redeemed	(45,706,126)	(38,374,429)
Subordinated debt securities issued	4,973,697	4,712,414
Subordinated debt securities redeemed	(4,162,504)	(6,507,872)
Dividends / distributions	(100,000)	(2,696,082)
Net Cash (Used) Provided	4,313,135	54,449,666

NET INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	3,791,219	35,487,495

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning	58,458,580	14,025,868

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, ending	$62,249,799	$49,513,363

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest Paid	$15,795,797	$14,013,622
Income Taxes Paid	2,501,996	2,307,000
Adoption of Lease Accounting Standard ASU 2016-02	-	29,781,213

See Notes to Consolidated Financial Statements

-NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS-

Note 1 – Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of 1st Franklin Financial Corporation and subsidiaries (the "Company") should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto as of December 31, 2019 and for the year then ended included in the Company's 2019 Annual Report filed with the Securities and Exchange Commission.

In the opinion of Management of the Company, the accompanying unaudited condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the Company's consolidated financial position as of September 30, 2020 and December 31, 2019, its consolidated results of operations and comprehensive income for the three- and nine-month periods ended September 30, 2020 and 2019 and its consolidated cash flows for the nine months ended September 30, 2020 and 2019. While certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

The Company’s financial condition and results of operations as of and for the three- and nine-month periods ended September 30, 2020 are not necessarily indicative of the results to be expected for the full fiscal year or any other future period. The preparation of financial statements in accordance with GAAP requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities at and as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

The computation of earnings per share is self-evident from the accompanying Condensed Consolidated Statements of Income (Unaudited). The Company has no dilutive securities outstanding.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported shown in the condensed consolidated statements of cash flows:

	September 30, 2020	September 30, 2019
Cash and Cash Equivalents	$ 56,499,440	$ 41,517,031
Restricted Cash	5,750,359	7,996,332
Total Cash, Cash Equivalents and Restricted Cash	$ 62,249,799	$ 49,513,363

Recent Accounting Pronouncements:

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09 (“ASC 606”), “Revenue from Contracts with Customers”. Under the guidance, companies are required to recognize revenue when the seller satisfies a performance obligation, which would be when the buyer takes control of the good or service. The Company adopted this guidance using the “modified retrospective” method effective January 1, 2018; as such, the Company applied the guidance only to the most recent period presented in the financial statements. The Company categorizes its primary sources of revenue into three categories: (1) interest related revenues, (2) insurance related revenue and (3) revenue from contracts with customers.

•Interest related revenues are specifically excluded from the scope of ASC 606 and accounted for under ASC Topic 310, “Receivables”.

•Insurance related revenues are subject to industry-specific guidance within the scope of ASC Topic 944, “Financial Services – Insurance” which remains unchanged.

•Other revenues primarily relate to commissions earned by the Company on sales of auto club memberships. Auto club commissions are revenue from contracts with customers and are accounted for in accordance with the guidance set forth in ASC 606.

Other revenues, as a whole, are immaterial to total revenues. There was no change to previously reported amounts from the cumulative effect of the adoption of ASC 606. During the three months ended September 30, 2020 and 2019, the Company recognized interest related income of $54.2 million and $53.0 million, respectively, insurance related income of $11.9 million and $12.6 million, respectively, and other revenues of $1.4 million and $1.5 million, respectively. During the nine months ended September 30, 2020 and 2019, the Company recognized interest related income of $162.8 million and $153.5 million, respectively, insurance related income of $37.1 million and $36.5 million, respectively, and other revenues of $3.5 million and $4.2 million, respectively.

In February 2016, the FASB issued ASU 2016-02, “Leases Topic (842): Leases.” This ASU supersedes existing guidance on accounting for leases in Leases (Topic 840). The update requires disclosures regarding key information about leasing arrangements and requires all leases for a leasee to be recognized on the balance sheet as a right-of-use asset and a corresponding lease liability. For leases with a term of 12 months or less, a practical expedient is available whereby a lessee may elect, by class of underlying asset, not to recognize a right-of-use asset or lease liability. The Company adopted the new standard during the first quarter of 2019 using the modified retrospective transition method resulting in the recording of a right-to-use asset of $29.7 million on the balance sheet and a corresponding liability. Prior period amounts have not been adjusted and continue to be reported in accordance with the previous accounting guidance. The Company utilized the package of practical expedients allowing the Company to not reassess whether a contract is or contains a lease, lease classification and initial direct costs. As part of the adoption of the accounting standard, the Company elected to not recognize short-term leases on the condensed consolidated balance sheet. All non-lease components, such as common area maintenance, were excluded. See Note 5.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). This ASU amends existing guidance that requires an incurred loss impairment methodology that delays recognition until it is probable a loss has been incurred. The new guidance requires measurement and recognition of an allowance for credit losses that estimates expected credit losses and applies to financial assets measured at amortized cost including financing receivables, as well as net investments in leases recognized by a lessor, off-balance sheet credit exposures and reinsurance recoverables. The ASU is effective for annual and interim periods beginning after December 15, 2019. The Company adopted this guidance as of January 1, 2020 using the modified retrospective approach. Transition to the new ASU was through a cumulative-effect adjustment to beginning retained earnings as of January 1, 2020. The following table illustrates the impact of adopting ASU 2016-13 and details how outstanding loan balances have been reclassified as a result of changes made to our primary portfolio segments under CECL:

	January 1, 2020
Assets	As Reported Under ASC 326	Pre-ASC 326 Adoption	Impact of ASC 326 Adoption
	(in 000’s)	(in 000’s)	(in 000’s)
Loans:
Live Checks	$ 88,442	$ -	$ 88,442
Premier Loans	85,252	-	85,252
Other Consumer Loans	563,560	-	563,560
Real Estate Loans	37,255	-	37,255
Sales Finance Contracts	70,019	-	70,019
Total Portfolio Level	-	844,528	(844,528)

Unearned Finance Charges	118,748	118,748	-
Unearned Insurance Premiums & Comm.	57,620	57,620	-
Allowance for Credit Losses	55,158	53,000	2,158
Total Net	$ 613,002	$ 615,160	$ (2,158)

Equity:
Retained Earnings	$ 249,553	$ 251,711	$ (2,158)

There have been no updates to other recent accounting pronouncements described in our 2019 Annual Report and no new pronouncements that Management believes would have a material impact on the Company.

Note 2 – Allowance for Credit Losses

The allowance for credit losses is based on Management's evaluation of the inherent risks and changes in the composition of the Company's loan portfolio. Management estimates and evaluates the allowance for credit losses by utilizing an open pool loss rate method on collectively evaluated loans with similar risk characteristics in pools, whereby a historical loss rate is calculated and applied to the balance of loans outstanding in the portfolio at each reporting date. This historical loss rate is then adjusted by macroeconomic forecast and other qualitative factors, as appropriate, to fully reflect the Company’s expected losses in its loan portfolio. The Company’s allowance for credit losses recorded in the balance sheet reflects management’s best estimate within the range of expected credit losses.

The Company calculates an expected credit loss by utilizing a snapshot of each specific loan segment at a point in history and tracing that segment’s performance until charge-offs were mostly exhausted for that particular segment. Charge-offs in subsequent periods are aggregated to derive an unadjusted lifetime historical charge-off rate by segment. The level of receivables at the balance sheet date is reviewed and adjustments to the allowance for credit losses are made if Management determines increases or decreases in the level of receivables warrants an adjustment. The Company performs a correlation analysis between macroeconomic factors and prior charge-offs for the following macroeconomic factors: Annual Unemployment Rates, Real Gross Domestic Product, Consumer Price Index (CPI), and US National Home Price Index (HPI). To evaluate the overall adequacy of our allowance for credit losses, we consider the level of loan receivables, historical loss trends, loan delinquency trends, bankruptcy trends and overall economic conditions. Such allowance is, in the opinion of Management, sufficiently adequate for expected losses in the current loan portfolio. As the estimates used in determining the loan loss reserve are influenced by outside factors, such as consumer payment patterns and general economic conditions, there is uncertainty inherent in these estimates. Actual results could vary based on future changes in significant assumptions.

Management disaggregates the Company’s loan portfolio by loan segment when evaluating loan performance and calculating the allowance for credit losses. Although most loans are similar in nature, the Company concluded that based on variations in loss experience (severity and duration) driven by product and customer type it is most relevant to segment the portfolio by loan product consisting of five different segments: live checks, premier loans, other consumer loans, real estate loans, and sales finance contracts.

The total segments are monitored for credit losses based on graded contractual delinquency and other economic conditions. The Company classifies delinquent accounts at the end of each month according to the Company’s graded delinquency rules, which includes the number of installments past due at that time, based on the then-existing terms of the contract. Accounts are classified in delinquency categories of 30-59 days past due, 60-89 days past due, or 90 or more days past due based on the Company’s graded delinquency policy. When a loan meets the Company’s charge-off policy, the loan is charged off, unless Management directs that it be retained as an active loan. In making this charge off evaluation, Management considers factors such as pending insurance, bankruptcy status and other indicators of collectability. The amount charged off is the unpaid balance less the unearned finance charges and the unearned insurance premiums, if applicable.

Management ceases accruing finance charges on loans that meet the Company’s non-accrual policy based on graded delinquency rules, generally when two payments remain unpaid on precomputed loans or when an interest-bearing loan is 60 days or more past due. Finance charges are then only recognized to the extent there is a loan payment received or when the account qualifies for return to accrual status. Accounts qualify for return to accrual status when the graded delinquency on a precomputed loan is less than two payments and on an interest-bearing loan when it is less than 60 days past due. There were no loans 60 days or more past due and still accruing interest at September 30, 2020 or December 31, 2019. The Company’s principal balances on non-accrual loans by loan class as of September 30, 2020 and December 31, 2019 are as follows:

Loan Class	September 30, 2020	December 31, 2019

Live Check Consumer Loans	$3,186,029	$4,689,601
Premier Consumer Loans	1,811,288	2,587,373
Other Consumer Loans	17,923,487	26,509,178
Real Estate Loans	1,354,827	1,259,471
Sales Finance Contracts	2,959,281	2,301,970
Total	$27,234,912	$37,347,593

An age analysis of principal balances on past due loans, segregated by loan class, as of September 30, 2020 and December 31, 2019 follows:

September 30, 2020	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due Loans

Live Check Loans	$1,938,335	$1,050,044	$1,962,772	$4,951,151
Premier Loans	970,268	511,941	1,026,313	2,508,522
Other Consumer Loans	12,639,719	6,357,375	14,555,950	33,553,044
Real Estate Loans	570,270	318,770	1,370,730	2,259,770
Sales Finance Contracts	1,871,930	1,055,581	2,128,285	5,055,796
Total	$17,990,522	$9,293,711	$21,044,050	$48,328,283

December 31, 2019	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due Loans

Live Check Loans	$2,089,313	$1,576,158	$3,079,737	$6,745,208
Premier Loans	1,174,364	791,218	1,216,080	3,181,662
Other Consumer Loans	16,309,594	9,251,491	20,675,879	46,236,964
Real Estate Loans	900,373	339,977	1,592,069	2,832,419
Sales Finance Contractss	1,691,694	754,381	1,755,318	4,201,393
Total	$22,165,338	$12,713,225	$28,319,083	$63,197,646

While delinquency rating analysis is the primary credit quality indicator, we also consider the ratio of bankrupt accounts to the total loan portfolio in evaluating whether any qualitive adjustments were necessary to the allowance for credit losses. The ratio of bankrupt accounts outstanding to total principal loan balances outstanding as of September 30, 2020 and December 31, 2019 was 1.60% and 2.09%, respectively.

The Company considers the performance of the loan portfolio and its impact on the allowance for credit losses. For each segment in the portfolio, the Company also evaluates credit quality based on the aging status of the loan and by payment activity. The following table presents the net balance (principal balance less unearned finance charges and unearned insurance) in consumer and residential loans based on payment activity as of September 30, 2020:

	Payment Performance – Net Balance by Origination Year
	2020(1)	2019	2018	2017	2016	Prior	Total Net Balance
	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)
Live Checks:
Performing	$ 66,231	$ 16,918	$ 2,357	$ 290	$ 3	$ -	$ 85,799
Nonperforming	1,934	971	114	9	-	-	3,028
	$ 68,165	$ 17,889	2,471	$ 299	$ 3	$ -	$ 88,827
Premier Loans:
Performing	$ 36,891	$ 28,019	$ 8,044	$ 1,149	$ -	$ -	$ 74,103
Nonperforming	430	898	280	69	-	-	1,677
	$ 37,321	$ 28,917	8,324	$ 1,218	$ -	$ -	$ 75,780

	Payment Performance – Net Balance by Origination Year
	2020(1)	2019	2018	2017	2016	Prior	Total Net Balance
	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)
Other Consumer Loans:
Performing	$ 238,836	$ 124,828	$ 25,457	$ 4,399	$ 770	$ 292	$ 394,582
Nonperforming	5,035	8,071	1,895	263	62	12	15,338
	$ 243,871	$ 132,899	27,352	$ 4,662	$ 832	$ 304	$ 409,920
Real Estate Loans:
Performing	$ 8,324	$ 10,348	$ 7,460	$ 4,161	$ 2,154	$ 3,202	$ 35,649
Nonperforming	144	349	339	224	141	229	1,426
	$ 8,468	$ 10,697	7,799	$ 4,385	$ 2,295	$ 3,431	$ 37,075
Sales Finance Contracts:
Performing	$ 47,508	$ 20,450	$ 6,274	$ 1,071	$ 121	$ 41	$ 75,465
Nonperforming	1,243	735	302	75	21	4	2,380
	$ 48,751	$ 21,185	6,576	$ 1,146	$ 142	$ 45	$ 77,845

(1) Includes loans originated during the nine-months ended September 30, 2020.

Due to the composition of the loan portfolio, the Company determines and monitors the allowance for credit losses on a portfolio segment basis. As of September 30, 2020, a historical look back period of five quarters was utilized for live checks; six quarters for other consumer loans, premier loans, and sales finance contracts; and a look back period of five years was utilized for real estate loans. Expected look back periods are determined based on analyzing the history of each segment’s snapshot at a point in history and tracing performance until charge-offs are mostly exhausted. The Company addresses seasonality primarily through the use of an average in quarterly historical loss rates over a 4-quarter snapshot time span instead of using one specific snapshot quarter’s historical loss rates.

In response to the COVID-19 pandemic, the Company developed a payment modification program for past due accounts. The payment modifications program ran from April 1st through May 31, 2020 with $70.6 million net balances modified. As of September 30, 2020, $12.0 million in net balances have not made a payment since the modified due date or are currently greater than 30 days past due. A similar COVID-19 payment modification program was offered during the month of September 2020 with $6.8 million of net balances modified. As a result of the continued impact of COVID-19 pandemic, COVID-19 loan payment modification programs and uncertainty of federal relief programs, the Company calculated an incremental allowance for credit losses. The Company maintains an incremental $1.0 million qualitative adjustment to the allowance for credit losses for the COVID-19 pandemic.

The Company implemented a quantitative decision matrix for Sales Finance Contract applications in February 2020. A subset of loans originated from February through June 2020 were identified to have approvals that were inconsistent with historical subjective decisions to extend credit. The quantitative decision matrix was updated effective July 1, 2020. Decision matrix changes introduced on July 1st resulted in originations with lower credit loss risk customers. We will continue to closely monitor originations made under the updated decision matrix. A $0.5 million qualitative adjustment to the allowance for credit loss was provided to account for the incremental risk on the February to June originations.

Segmentation of the portfolio began with the adoption of ASC 326 on January 1, 2020. The following table provides additional information on our allowance for credit losses based on a collective evaluation.

	Three Months Ended September 30, 2020
	Live Checks	Premier Loans	Other Consumer Loans	Real Estate Loans	Sales Finance Contracts	Total
	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)
Allowance for Credit Losses:
Balance at June 30, 2020	$8,583	$4,722	$39,019	$240	$6,202	$58,766
Provision for Credit Losses	3,374	775	6,076	12	580	10,817
Charge-offs	(2,692)	(795)	(8,018)	(12)	(854)	(12,371)
Recoveries	657	150	3,227	2	232	4,268
Ending Balance	$9,922	$4,852	$40,304	$242	$6,160	$61,480

	Nine Months Ended September 30, 2020
	Live Checks	Premier Loans	Other Consumer Loans	Real Estate Loans	Sales Finance Contracts	Total
	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)
Allowance for Credit Losses:
Balance at December 31, 2019	$-	$-	$-	$-	$-	$53,000
Impact of adopting ASC 326	-	-	-	-	-	2,158
Balance at January 1, 2020	$8,177	$4,121	$39,180	$169	$3,511	$55,158
Provision for Credit Losses	8,769	3,958	23,933	90	4,768	41,518
Charge-offs	(9,163)	(3,576)	(32,968)	(24)	(2,781)	(48,512)
Recoveries	2,139	349	10,159	7	662	13,316
Ending Balance	$9,922	$4,852	$40,304	$242	$6,160	$61,480

	Three Months Ended		Nine Months Ended
	September 30, 2020	September 30,2019	September 30, 2020	September 30, 2019
Allowance for Credit Losses:
Beginning Balance	$ 58,766,403	$ 46,000,000	$ 53,000,000	$ 43,000,000
Impact of adopting ASC 326	-	-	2,158,161
Provision for credit losses	10,814,520	15,276,415	41,516,788	39,784,720
Charge-offs	(12,370,618)	(17,191,431)	(48,512,355)	(46,918,301)
Recoveries	4,269,243	4,415,016	13,316,954	12,633,581
Ending balance; collectively evaluated for impairment	$ 61,479,548	$ 48,500,000	$ 61,479,548	$ 48,500,000

	Three Months Ended		Nine Months Ended
	September 30, 2020	September 30,2019	September 30, 2020	September 30, 2019

Finance Receivables Ending Balance	$ 855,306,960	$ 795,961,852	$ 855,306,960	$ 795,961,852

Troubled Debt Restructurings ("TDRs") represent loans on which the original terms have been modified as a result of the following conditions: (i) the restructuring constitutes a concession and (ii) the borrower is experiencing financial difficulties. Loan modifications by the Company involve payment alterations, interest rate concessions and/or reductions in the amount owed by the borrower. The following table presents a summary of loans that were restructured during the three months ended September 30, 2020.

	Number Of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Live Check Consumer Loans	493	$884,141	$858,806
Premier Consumer Loans	131	862,989	824,689
Other Consumer Loans	2,669	10,249,680	9,781,560
Real Estate Loans	7	136,663	127,506
Sales Finance Contracts	186	991,288	954,761
Total	3,486	$13,124,761	$12,547,322

The following table presents a summary of loans that were restructured during the three months ended September 30, 2019.

	Number Of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Consumer Loans	4,891	$14,728,552	$14,165,603
Real Estate Loans	17	166,560	166,560
Sales Finance Contracts	244	834,043	791,130
Total	5,152	$15,729,155	$15,123,293

The following table presents a summary of loans that were restructured during the nine months ended September 30, 2020.

	Number Of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Live Check Consumer Loans	1,611	$2,704,218	$2,627,431
Premier Consumer Loans	356	2,363,227	2,277,349
Other Consumer Loans	8,368	29,643,212	27,807,993
Real Estate Loans	30	370,852	360,893
Sales Finance Contracts	558	2,532,994	2,422,124
Total	10,923	$37,614,503	$35,495,790

The following table presents a summary of loans that were restructured during the nine months ended September 30, 2019.

	Number Of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Consumer Loans	13,681	$39,399,828	$37,818,108
Real Estate Loans	35	489,615	487,793
Sales Finance Contracts	616	2,192,823	2,087,154
Total	14,332	$42,082,226	$40,393,055

TDRs that occurred during the twelve months ended September 30, 2020 and subsequently defaulted during the three months ended September 30, 2020 are listed below.

	Number Of Loans	Pre-Modification Recorded Investment

Live Check Consumer Loans	210	$323,661
Premier Consumer Loans	23	125,227
Other Consumer Loans	719	1,524,065
Real Estate Loans	1	6,485
Sales Finance Contracts	41	120,058
Total	994	$2,099,496

TDRs that occurred during the twelve months ended September 30, 2019 and subsequently defaulted during the three months ended September 30, 2019 are listed below.

	Number Of Loans	Pre-Modification Recorded Investment

Consumer Loans	2,070	$3,893,834
Real Estate Loans	-	-
Sales Finance Contracts	64	187,803
Total	2,134	$4,081,637

TDRs that occurred during the twelve months ended September 30, 2020 and subsequently defaulted during the nine months ended September 30, 2020 are listed below.

	Number Of Loans	Pre-Modification Recorded Investment

Live Check Consumer Loans	790	$1,178,194
Premier Consumer Loans	86	475,673
Other Consumer Loans	2,583	5,274,119
Real Estate Loans	2	8,317
Sales Finance Contracts	161	389,999
Total	3,622	$7,326,302

TDRs that occurred during the twelve months ended September 30, 2019 and subsequently defaulted during the nine months ended September 30, 2019 are listed below.

	Number Of Loans	Pre-Modification Recorded Investment

Consumer Loans	4,932	$8,811,884
Real Estate Loans	-	-
Sales Finance Contracts	183	466,862
Total	5,115	$9,278,746

The level of TDRs, including those which have experienced a subsequent default, is considered in the determination of an appropriate level of allowance of loan losses.

Note 3 – Investment Securities

Debt securities available-for-sale are carried at estimated fair value. Debt securities designated as "Held to Maturity" are carried at amortized cost based on Management's intent and ability to hold such securities to maturity. The amortized cost and estimated fair values of these debt securities were as follows:

	As of September 30, 2020		As of December 31, 2019
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Available-for-Sale
Obligations of states and political subdivisions	$201,389,356	$216,384,381	$192,240,250	$204,012,197
Corporate securities	130,316	305,296	130,316	445,325
	$201,519,672	$216,689,677	$192,370,566	$204,457,522

Held to Maturity
Obligations of states and political subdivisions	$379,397	$384,225	$380,561	$389,520

Gross unrealized losses on investment securities totaled $113,929 and $24,092 as of September 30, 2020 and December 31, 2019, respectively. The following table provides an analysis of investment securities in an unrealized loss position for which an allowance for credit losses is unnecessary as of September 30, 2020 and for which an other-than-temporary impairment has not been recognized as of September 30, 2020 and December 31, 2019:

	Less than 12 Months		12 Months or Longer		Total
September 30, 2020	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
Obligations of states and political subdivisions	$ 5,695,577	$ (113,929)	$ -	$ -	$ 5,695,577	$ (113,929)

	Less than 12 Months		12 Months or Longer		Total
December 31, 2019	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
Obligations of states and political subdivisions	$ 1,206,656	$ (18,941)	$ 986,642	$ (5,151)	$ 2,193,298	$ (24,092)

The previous two tables represent 5 and 2 investments held by the Company as of September 30, 2020 and December 31, 2019, respectively, the majority of which are rated “A” or higher by Moody’s and/or Standard & Poor’s. The unrealized losses on the Company’s investments listed in the above table were primarily the result of interest rate and market fluctuations. Based on the credit ratings of these investments, along with the consideration of whether the Company has the intent to sell or will be more likely than not required to sell the applicable investment before recovery of amortized cost basis, the Company does not believe an allowance for credit losses is necessary at September 30, 2020 or other than temporarily impaired as of December 31, 2019. Impairments shall be recorded through other comprehensive income, net of applicable taxes.

The Company’s insurance subsidiaries internally designate certain investments as restricted to cover their policy reserves and loss reserves. Funds are held in separate trusts for the benefit of each insurance subsidiary at U.S. Bank National Association ("US Bank"). US Bank serves as trustee under trust agreements with the Company's property and casualty insurance company subsidiary (“Frandisco P&C”), as grantor, and American Bankers Insurance Company of Florida, as beneficiary. As of September 30, 2020, these trusts held $33.7 million in available-for-sale investment securities at market value. US Bank also serves as trustee under trust agreements with the Company's life insurance company subsidiary (“Frandisco Life”), as grantor, and American Bankers Life Assurance Company, as beneficiary. As of September 30, 2020, these trusts held $19.5 million in available-for-sale investment securities at market value and $.4 million in held-to-maturity investment securities at amortized cost. The amounts required to be held in each trust change as required reserves change. All earnings on assets in the trusts are remitted to the Company's insurance subsidiaries.

Note 4 – Fair Value

Under ASC 820, fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following fair value hierarchy is used in selecting inputs used to determine the fair value of an asset or liability, with the highest priority given to Level 1, as these are the most transparent or reliable. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements.

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3 - Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The following methods and assumptions are used by the Company in estimating fair values of its financial instruments:

Cash and Cash Equivalents: Cash includes cash on hand and with banks. Cash equivalents are short-term highly liquid investments with original maturities of three months or less. The carrying value of cash and cash equivalents approximates fair value due to the relatively short period of time between origination of the instruments and their expected realization. The estimate of the fair value of cash and cash equivalents is classified as a Level 1 financial asset.

Loans: The carrying value of the Company’s direct cash loans and sales finance contracts approximates the fair value since the estimated life, assuming prepayments, is short-term in nature. The fair value of the Company’s real estate loans approximates the carrying value since the interest rate charged by the Company approximates market rate. The estimate of fair value of loans is classified as a Level 3 financial asset.

Marketable Debt Securities: The Company values Level 2 securities using various observable market inputs obtained from a pricing service. The pricing service prepares evaluations of fair value for our Level 2 securities using proprietary valuation models based on techniques such as multi-dimensional relational models, and series of matrices that use observable market inputs. The fair value measurements and disclosures guidance defines observable market inputs as the assumptions market participants would use in pricing the asset developed on market data obtained from sources independent of the Company. The extent of the use of each observable market input for a security depends on the type of security and the market conditions at the balance sheet date. Depending on the security, the priority of the use of observable market inputs may change as some observable market inputs may not be relevant or additional inputs may be necessary. The Company uses the following observable market inputs (“standard inputs”), listed in the approximate order of priority, in the pricing evaluation of Level 2 securities: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data including market research data. State, municipalities and political subdivisions securities are priced by our pricing service using material event notices and new issue data inputs in addition to the standard inputs. See additional information, including the table below, regarding fair value under ASC 820, and the fair value measurement of available-for-sale marketable debt securities.

Corporate Securities: The Company estimates the fair value of corporate securities with readily determinable fair values based on quoted prices observed in active markets; therefore, these investments are classified as Level 1.

Senior Debt Securities: The carrying value of the Company’s senior debt securities approximates fair value due to the relatively short period of time between the origination of the instruments and their expected repayment. The estimate of fair value of senior debt securities is classified as a Level 2 financial liability.

Subordinated Debt Securities: The carrying value of the Company’s variable rate subordinated debt securities approximates fair value due to the re-pricing frequency of the securities. The estimate of fair value of subordinated debt securities is classified as a Level 2 financial liability.

The Company is responsible for the valuation process and as part of this process may use data from outside sources in establishing fair value. The Company performs due diligence to understand the inputs and how the data was calculated or derived. The Company employs a market approach in the valuation of its obligations of states, political subdivisions and municipal revenue bonds that are available-for-sale. These investments are valued on the basis of current market quotations provided by independent pricing services selected by Management based on the advice of an investment manager. To determine the value of a particular investment, these independent pricing services may use certain information with respect to market transactions in such investment or comparable investments, various relationships observed in the market between investments, quotations from dealers, and pricing metrics and calculated yield measures based on valuation methodologies commonly employed in the market for such investments. Quoted prices are subject to our internal price verification procedures. We validate prices received using a variety of methods including, but not limited to, comparison to other pricing services or corroboration of pricing by reference to independent market data such as a secondary broker. There was no change in this methodology during any period reported.

Assets measured at fair value as of September 30, 2020 and December 31, 2019 were available-for-sale investment securities which are summarized below:

		Fair Value Measurements at Reporting Date Using
		Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	September 30,	Assets	Inputs	Inputs
Description	2020	(Level1)	(Level2)	(Level3)

Corporate securities	$305,296	$305,296	$--	$--
Obligations of states and political subdivisions	216,384,381	--	216,384,381	--
Total	$216,689,677	$305,296	$216,384,381	$--

		Fair Value Measurements at Reporting Date Using
		Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
Description	2019	(Level1)	(Level2)	(Level3)

Corporate securities	$445,325	$445,325	$--	$--
Obligations of states and political subdivisions	204,012,195	--	204,012,195	--
Total	$204,457,520	$445,325	$204,012,195	$--

Note 5 – Leases

The Company is obligated under operating leases for its branch loan offices and home office locations. The operating leases are recorded as operating lease right-of-use (“ROU”) assets and operating lease liabilities. The ROU asset is included in other assets and the corresponding liability is included in accounts payable and accrued expenses on the Company’s condensed consolidated statement of financial position.

ROU assets represent the Company’s right to use an underlying asset during the lease term and the operating lease liabilities represent the Company’s obligations for lease payments in accordance with the lease. Recognition of ROU assets and liabilities are recognized at the lease commitment based on the present value of the remaining lease payments using a discount rate that represents the Company’s incremental borrowing rate at the lease commitment date or adoption date. Operating lease expense, which is comprised of amortization of the ROU asset and the implicit interest accreted on the operating lease liability, is recognized on a straight-line basis over the lease term and is recorded in occupancy expense in the condensed consolidated statement of income.

Remaining lease terms range from 1 to 10 years. The Company’s leases are not complex and do not contain residual value guarantees, variable lease payments, or significant assumptions or judgments made in applying the requirements of Topic 842. Operating leases with a term of 12 months or less are not recorded on the balance sheet and the related lease expense is recognized on a straight-line basis over the lease term. At September 30, 2020 the operating lease ROU assets and liabilities were $33.8 million and $34.3 million, respectively.

The table below summarizes our lease expense and other information related to the Company’s operating leases with respect to FASB ASC 842:

	Three Months Ended September 30, 2020	Nine Months Ended September 30, 2020

Operating lease expense	$1,812,157	$5,399,751
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	1,761,436	5,274,562
Weighted-average remaining lease term – operating leases (in years)	7.18
Weighted-average discount rate – operating leases	5.09%

Lease maturity schedule as of September 30, 2020:	Amount
Remainder of 2020	$1,776,751
2021	6,806,081
2022	6,252,966
2023	5,431,489
2024	4,727,811
2025 and beyond	15,686,575
Total	40,681,673
Less: Interest	(6,365,277)
Present Value of Lease Liability	$34,316,396

Note 6 – Commitments and Contingencies

The Company is, and expects in the future to be, involved in various legal proceedings incidental to its business from time to time. Management makes provisions in its financial statements for legal, regulatory, and other contingencies when, in the opinion of Management, a loss is probable and reasonably estimable. At September 30, 2020, no such known proceedings or amounts, individually or in the aggregate, were expected to have a material impact on the Company or its financial condition or results of operations.

During the first quarter of 2020 there was global outbreak of a new strain of coronavirus, COVID-19. The global and domestic response to the ongoing COVID-19 outbreak continues to evolve. Thus far, certain responses to the COVID-19 outbreak have included mandates from federal, state and/or local authorities that have required temporary closure of or imposed limitations on the operations of certain non-essential businesses and industries. The ongoing outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown. The ongoing development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of the novel coronavirus. Management created a COVID-19 Task Force for the Company which continues to diligently work to identify and manage impact from the pandemic. During the first quarter and part of the second quarter, the Task Force initially closed branch offices to the public. Loans were originated by appointment only with no more than one customer in the branch office at any time. Customers were and are encouraged to pay electronically. For those unable to pay electronically, a no contact process was implemented for the branch offices. We re-opened our branch lobbies to the public during the second quarter, but request customers and employees to wear a mask. Branch offices are closely monitored and may close temporarily based on exposure. Delinquencies remain below historical levels; however, we have modified the payment terms of certain loans and have increased our allowance for credit losses as the performance of these accounts may not match historical loss rates. Most corporate team members returned to the office during the third quarter. A limited number are working remotely where practicable. COVID-19 presents material uncertainty and risk with respect to the Company’s performance and operations, including the potential impact on delinquencies and the allowance for credit losses if our customers experience prolonged periods of unemployment, which could result in material impact to the Company’s future results of operations, cash flows and financial condition.

Note 7 – Income Taxes

The Company has elected to be, and is, treated as an S corporation for income tax reporting purposes. Taxable income or loss of an S corporation is passed through to and included in the individual tax returns of the shareholders of the Company, rather than being taxed at the corporate level. Notwithstanding this election, income taxes are reported for, and paid by, the Company's insurance subsidiaries, as they are not allowed by law to be treated as S corporations, as well as for the Company in Louisiana, which does not recognize S corporation status.

Effective income tax rates were 15% and 18% during the three- and nine-month periods ended September 30, 2020, respectively, compared to 22% and 19% during the same comparable periods a year ago. During the three-month period just ended, the S corporation incurred higher income, which increased the overall pre-tax income of the Company resulting in a lower effective tax rate for the quarter just ended compared to the same period in 2019. However, during the nine-month period just ended, the S corporation incurred a higher loss, which lowered the overall pre-tax income of the Company resulting in a higher effective tax rate for the nine-month period just ended compared to the same period a year ago.

Note 8 – Credit Agreement

Effective September 11, 2009, the Company entered into a credit facility with Wells Fargo Preferred Capital, Inc. (now Wells Fargo Bank, N.A.). As amended to date, the credit agreement provides for borrowings and reborrrowings of up to $230.0 million, subject to certain limitations, and all borrowings are secured by the finance receivables of the Company. Available borrowings under the credit agreement were $131.8 million and $87.7 million at September 30, 2020 and December 31, 2019, at interest rates of 3.50% and 4.45%, respectively. Outstanding borrowings on the credit line were $98.2 million and $111.4 million at September 30, 2020 and December 31, 2019, respectively. The credit agreement contains covenants customary for financing transactions of this type. At September 30, 2020, the Company believes it was in compliance with all covenants. The credit agreement has a commitment termination date of February 28, 2022.

Note 9 – Related Party Transactions

The Company engages from time to time in transactions with related parties. The Company has an outstanding loan to a real estate development partnership of which one of the Company’s beneficial owners is a partner. The balance on the commercial loan (including principal and accrued interest) was $1.7 million at September 30, 2020. The Company also has a loan for premium payments to a trust of an executive officer’s irrevocable life insurance policy. The principal balance on this loan at September 30, 2020 was $.4 million. Please refer to the disclosure contained in Note 12 “Related Party Transactions” in the Notes to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K as of and for the year ended December 31, 2019 for additional information on related party transactions.

Note 10 – Segment Financial Information

The Company discloses segment information in accordance with FASB ASC 280. FASB ASC 280 requires companies to determine segments based on how management makes decisions about allocating resources to segments and measuring their performance.

The Company has eight divisions which comprise its operations: Division I through Division V, Division VII, Division VIII and Division IX. Each division consists of branch offices that are aggregated based on vice president responsibility and geographic location. Division I consists of offices located in South Carolina. Prior to 2020, offices in North Georgia comprised Division II, Division III consisted of offices in South Georgia and Division IX consisted of offices in West Georgia. Effective January 1, 2020, the Company geographically realigned the Georgia Divisions into Division II consisting of Middle Georgia, Division III consisting of South Georgia and Division IX consisting of North Georgia. Various branches were realigned in order to be in the appropriate geographic division. Division IV represents our Alabama offices, Division V represents our Mississippi offices, Division VII represents our Tennessee offices and Division VIII represents our

Louisiana offices. The following division financial data has been retrospectively presented to give effect to the current structure. The change in the Georgia reporting structure had no impact on the previously reported consolidated results.

Accounting policies of each of the divisions are the same as those for the Company as a whole. Performance is measured based on objectives set at the beginning of each year and include various factors such as division profit, growth in earning assets and delinquency and loan loss management. All division revenues result from transactions with third parties. The Company does not allocate income taxes or corporate headquarter expenses to the divisions.

Below is a performance recap of each of the Company’s divisions for the three- and nine-month periods ended September 30, 2020 and 2019, followed by a reconciliation to consolidated Company data.

	Division	Division	Division	Division	Division	Division	Division	Division
	I	II	III	IV	V	VII	VIII	IX	Total
	(in thousands)
Division Revenues:
3 Months ended 09/30/2020	$9,129	$8,823	$9,713	$9,801	$6,318	$6,297	$5,130	$7,828	$63,039
3 Months ended 09/30/2019	$8,109	$8,069	$8,887	$9,007	$4,207	$4,164	$3,838	$8,273	$54,554
9 Months ended 09/30/2020	$28,769	$26,793	$29,418	$28,778	$19,154	$18,588	$16,045	$24,035	$191,580
9 Months ended 09/30/2019	$27,749	$26,039	$28,592	$27,984	$17,044	$16,455	$14,752	$24,480	$183,095

Division Profit:
3 Months ended 09/30/2020	$3,590	$3,982	$4,672	$4,454	$2,404	$2,159	$1,312	$2,911	$25,484
3 Months ended 09/30/2019	$3,888	$3,566	$4,108	$3,270	$820	$871	$934	$3,714	$21,171
9 Months ended 09/30/2020	$9,751	$11,242	$12,701	$10,297	$6,141	$4,905	$3,822	$8,087	$66,946
9 Months ended 09/30/2019	$10,049	$10,826	$12,137	$9,113	$4,557	$3,617	$3,444	$8,889	$62,632

Division Assets:
09/30/2020	$103,011	$105,353	$109,821	$128,107	$71,681	$78,908	$61,285	$97,155	$755,321
12/31/2019	$105,094	$102,952	$109,390	$123,652	$68,269	$73,116	$59,100	$98,875	$740,448

	3 Months Ended 9/30/2020	3 Months Ended 9/30/2019	9 Months Ended 9/30/2020	9 Months Ended 9/30/2019
	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)
Reconciliation of Revenues:
Total revenues from reportable divisions	$63,039	$63,321	$191,580	$183,095
Corporate finance charges earned, not allocated to divisions	23	41	75	106
Corporate investment income earned, not allocated to divisions	1,690	1,836	5,139	5,508
Timing difference of insurance income allocation to divisions	2,715	2,018	6,545	5,421
Other revenue not allocated to divisions	2	2	7	9
Consolidated Revenues (1)	$67,469	$67,218	$203,346	$194,139

	3 Months Ended 9/30/2020	3 Months Ended 9/30/2019	9 Months Ended 9/30/2020	9 Months Ended 9/30/2019
	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)
Reconciliation of Profit:
Profit per division	$25,485	$21,767	$66,946	$62,632
Corporate earnings not allocated	4,429	3,896	11,765	11,043
Corporate expenses not allocated	(24,516)	(21,246)	(64,910)	(59,169)
Consolidated Income Before Income Taxes	$5,398	$4,417	$13,801	$14,506

Note 1:  Includes Finance Charge Income, Investment Income, Insurance Premium Revenues and Other Revenue.

BRANCH OPERATIONS

Joseph R. Cherry	Vice President
John B. Gray	Vice President
Jerry W. Hughes	Vice President
Jennifer C. Purser	Vice President
M. Summer Clevenger	Vice President
Virginia K. Palmer	Vice President
J. Patrick Smith, III	Vice President
Marcus C. Thomas	Vice President
Michael J. Whitaker	Vice President

REGIONAL OPERATIONS DIRECTORS

Sonya Acosta	Jimmy Fairbanks	Sharon Langford	Mike Olive
Maurice Bize	Chad Frederick	Becki Lawhon	Deloris O’Neal
Derrick Blalock	Peyton Givens	Jeff Lee	Gerald Rhoden
Nicholas Blevins	Kim Golka	Tammy Lee	Anthony Seney
Janet Brownlee	Kevin Gray	Lynn Lewis	Mike Shankles
Ron Byerly	Tabatha Green	Jeff Lindberg	Greg Shealy
Bryan Cook	Jenna Henderson	Jimmy Mahaffey	Cliff Snyder
Stacy Courson	Brian Hill	Sylvia McClung	Michael Spriggs
Joe Daniel	Tammy Hood	Marty Miskelly	Melissa Stewart
Chris Deakle	Sue Iser	Nokie Moore	Harriet Welch
Dee Dee Dunham	Jonathan Kendrick	William Murrillo	Robert Whitlock
Carla Eldridge	Steve Knotts	Josh Nickerson

BRANCH OPERATIONS

ALABAMA
Adamsville	Brewton	Florence	Mobile	Ozark	Selma
Albertville	Center Point	Fort Payne	Moody	Pelham	Sylacauga
Alexander City	Clanton	Gadsden	Moulton	Prattville	Talladega
Andalusia	Cullman	Hamilton	Muscle Shoals	Robertsdale	Tallassee
Arab	Decatur	Huntsville (2)	Opelika	Russellville (2)	Troy
Athens	Dothan (2)	Jackson	Opp	Saraland	Tuscaloosa
Bay Minette Bessemer	Enterprise Fayette	Jasper	Oxford	Scottsboro	Wetumpka

GEORGIA
Acworth	Canton	Dalton	Greensboro	Manchester	Swainsboro
Adel	Carrollton	Dawson	Griffin	McDonough	Sylvania
Albany (2)	Cartersville	Douglas (2)	Hartwell	Milledgeville	Sylvester
Alma	Cedartown	Douglasville	Hawkinsville	Monroe	Thomaston
Americus	Chatsworth	Dublin	Hazlehurst	Montezuma	Thomasville
Athens (2)	Clarkesville	East Ellijay	Helena	Monticello	Thomson
Augusta	Claxton	Eastman	Hinesville (2)	Moultrie	Tifton
Bainbridge	Clayton	Eatonton	Hiram	Nashville	Toccoa
Barnesville	Cleveland	Elberton	Hogansville	Newnan	Tucker
Baxley	Cochran	Fayetteville	Jackson	Perry	Valdosta
Blairsville	Colquitt	Fitzgerald	Jasper	Pooler	Vidalia
Blakely	Columbus (2)	Flowery Branch	Jefferson	Richmond Hill	Villa Rica
Blue Ridge	Commerce	Forest Park	Jesup	Rome	Warner Robins (2)
Bremen	Conyers	Forsyth	Kennesaw	Royston	Washington

BRANCH OPERATIONS
(Continued)

Brunswick	Cordele	Fort Valley	LaGrange	Sandersville	Waycross
Buford	Cornelia	Ft. Oglethorpe	Lavonia	Sandy Springs	Waynesboro
Butler	Covington	Gainesville	Lawrenceville	Savannah	Winder
Cairo	Cumming	Garden City	Macon (2)	Statesboro
Calhoun	Dahlonega	Georgetown	Madison	Stockbridge

LOUISIANA
Abbeville	Covington	Hammond	LaPlace	Morgan City	Ruston
Alexandria	Crowley	Houma	Leesville	Natchitoches	Slidell
Baker	Denham Springs	Jena	Marksville	New Iberia	Sulphur
Bastrop	DeRidder	Kenner	Marrero	Opelousas	Thibodaux
Baton Rouge	Eunice	Lafayette	Minden	Pineville	West Monroe
Bossier City	Franklin	Lake Charles	Monroe	Prairieville	Winnsboro

MISSISSIPPI
Amory	Columbus	Hattiesburg	Magee	Oxford	Ripley
Batesville	Corinth	Hazlehurst	McComb	Pearl	Senatobia
Booneville	D’Iberville	Hernando	Meridian	Philadelphia	Starkville
Brookhaven	Forest	Houston	New Albany	Picayune	Tupelo
Carthage	Greenwood	Iuka	Newton	Pontotoc	Waveland
Clinton	Grenada	Kosciusko	Olive Branch	Ridgeland	Winona
Columbia	Gulfport

SOUTH CAROLINA
Aiken	Cheraw	Georgetown	Laurens	North Charleston	Spartanburg
Anderson	Chester	Greenwood	Lexington	North Greenville	Summerville
Batesburg- Leesvile	Columbia	Greer	Manning	North Myrtle Beach	Sumter
Beaufort	Conway	Hartsville	Marion	Orangeburg	Union
Boling Springs	Dillon	Irmo	Moncks Corner	Rock Hill	Walterboro
Camden	Easley	Lake City	Myrtle Beach	Seneca	Winnsboro
Cayce	Florence	Lancaster	Newberry	Simpsonville	York
Charleston	Gaffney

TENNESSEE
Athens	Crossville	Gallatin	Kingsport	Maryville	Savannah
Bristol	Dayton	Greeneville	Lafayette	Morristown	Sevierville
Clarksville	Dickson	Hixson	Lebanon	Murfreesboro	Smyrna
Cleveland	Dyersburg	Jacksboro	Lenoir City	Newport	Tazewell
Columbia	Elizabethton	Jackson	Lexington	Powell	Tullahoma
Cookeville	Fayetteville	Johnson City	Madisonville	Pulaski	Winchester

DIRECTORS

Ben F. Cheek, IV

Chairman

1st Franklin Financial Corporation

Ben F. Cheek, III

Chairman Emeritus

1st Franklin Financial Corporation

Virginia C. Herring

President and Chief Executive Officer

1st Franklin Financial Corporation

Jerry J. Harrison, Jr. Chief Executive Officer Five Stand Capital John G. Sample, Jr. CPA C. Dean Scarborough Retired Retail Business Owner

A. Roger Guimond

Executive Vice President and

Chief Financial Officer

1st Franklin Financial Corporation

James H. Harris, III

Retired Founder / Co-owner

Unichem Technologies

Retired Founder / Owner / President

Moonrise Distillery

Keith D. Watson Chairman Bowen & Watson, Inc.

EXECUTIVE OFFICERS

Ben F. Cheek, IV Chairman

Ben F. Cheek, III Chairman Emeritus

Virginia C. Herring President and Chief Executive Officer

A. Roger Guimond Executive Vice President and Chief Financial Officer

Gary L. McQuain Executive Vice President and Chief Operating Officer

Ronald F. Morrow
Executive Vice President and Advisory Operations Business Partner

Daniel E. Clevenger, II Executive Vice President - Compliance

Jeffrey R. Thompson Executive Vice President - Human Resources

Kay S. O'Shields Executive Vice President – Chief Learning Officer

Chip Vercelli Executive Vice President – General Counsel

Joseph A. Shaw Executive Vice President – Chief Information Officer

Nancy M. Sherr Executive Vice President – Chief Marketing Officer

Todd S. Manke Executive Vice President and Chief Risk Officer
Lynn E. Cox Vice President / Corporate Secretary and Treasurer

LEGAL COUNSEL	INDEPENDENT AUDITORS

Jones Day	Deloitte & Touche LLP
1420 Peachtree Street, N.E.	191 Peachtree Street, N.E.
Suite 800	Atlanta, Georgia 30303
Atlanta, Georgia 30309-3053

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